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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vontobel Distributors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1540 Broadway, 38th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Falck **(212) 415-7000**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name -- *if individual, state last, first, middle name*)

5 Times Square	New York	New York	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OMB

OATH OR AFFIRMATION

I, Charles Falck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Distributors LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SENADA SUMA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SU6278852
Qualified in Queens County
My Commission Expires April 01, 2017

Signature

FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vontobel Distributors LLC

Statement of Financial Condition and Supplemental Information

Year Ended December 31, 2015

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member
Vontobel Distributors LLC

We have audited the accompanying statement of financial condition of Vontobel Distributors LLC (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vontobel Distributors LLC at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2016

Vontobel Distributors LLC

Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	228,111
Receivable from Parent		16,083
Prepaid expenses		42,543
Fixed assets, (net of accumulated depreciation of $1,463)		6,061
Total assets	$	292,798
Liabilities and member's equity		
Liabilities		
Accrued professional fees	$	20,000
Accounts payable to Parent		5,000
Accrued expenses		507
Total liabilities		25,507
Member's equity		267,291
Total liabilities and member's equity	$	292,798

See accompanying notes to financial statements.

Vontobel Distributors LLC

Notes to Financial Statements

December 31, 2015

1. Organization

Vontobel Distributors LLC (the "Company") was formed as a limited liability company in the state of Delaware in July 2014 with the Company's principal place of business located in New York City. In May 2015, the Company received approval to become a U.S. broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company's principal activity is to market and distribute mutual funds and private funds to institutional investors. The Company will not maintain or introduce customer accounts.

The Company is wholly-owned by Vontobel Asset Management, Inc. ("Parent"). The Parent is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940. The Parent is wholly-owned by Vontobel Holding AG, a Swiss company which also owns various affiliates located outside the United States ("U.S.").

Except as otherwise provided by the Delaware Limited Liability Company Act and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholders, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

As of December 31, 2015, the Company maintains its cash balance of $228,111 with one financial institution which, at times, may exceed federally insured limits. The Company's cash balance includes a checking account. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using a straight-line method based on the estimated useful lives of the assets. The estimated useful lives of the assets are 3 years for computers and software.

Income Taxes

The Company is a single member limited liability company. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. Although the Company would be subject to New York City Unincorporated Business Tax as a limited liability company operating in New York City, as a single member limited liability company any income or loss from the Company is includible on the Parent's New York City income tax return and no separate Unincorporated Business Tax would be applicable. Therefore, the Company does not record a provision for unincorporated business tax.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

The Company does not expect the unrecognized tax benefits to change significantly over the next 12 months. The Company's position is to recognize interest and penalties related to unrecognized income tax benefits in its provision for income tax.

3. Fixed Assets

Details of fixed assets at December 31, 2015 are as follows:

Computers and software	$	7,524
Less accumulated depreciation		(1,463)
Total	$	6,061

4. Related Party Transactions

Receivable from Parent

Effective June 2015, the Company entered into an agreement with the Parent, whereby the Parent would compensate the Company for marketing and distribution services provided by the Company on behalf of the Parent, using the cost-plus method based on total expenses incurred. The agreed upon cost-plus rate for 2015 is 10%.

The Company's expenses subject to the cost-plus agreement with the Parent include, but are not limited to employee compensation and benefits, occupancy related costs, professional fees, communications and technology costs, travel and entertainment, and general and administrative expenses. At December 31, 2015, the receivable due to the Company from the Parent for these services was $16,083.

Accounts Payable to Parent

Under the terms of an administrative services agreement with the Parent, the Company is provided professional services, physical premises, use of office equipment and other general and administrative services beginning after the Company become an approved FINRA member. Effective June 2015, the Company began to pay the Parent $5,000 per month for these services. At December 31, 2015, the payable due to the Parent from the Company for these services was $5,000.

5. Net Capital Requirement

As a registered broker-dealer and a Member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company, at all times, maintain net capital (as defined) equal to greater of $ 5,000 or 12-1/2% of aggregate indebtedness, as defined. The ratio of aggregate indebtedness to net capital cannot exceed 8 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.00. At December 31, 2015, the Company's net capital was $203,000 and its required net capital was $5,000. Rule 15c3-1 may effectively restrict advances or distributions to the Parent.

6. Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Subsequent Events

The Company has evaluated subsequent events through February 26, 2016, the date as of which this Statement of Financial Condition is available to be issued.